PFG Fund V, LLC

10200 W. 44th Avenue, Suite 220

Wheat Ridge, CO 80033

March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Brigitte Lippmann

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A/A, as amended (the “Offering Statement”)
CIK 0001837189
Form 1-A/A Filed March 10th 2023
File Number: 024-11412
Request for Withdrawal Pursuant to Rule 477 of PRE-Effective Amendment No. 2 to Form 1-A filed under Form type 1-A/A Rather than 1-A POS ( Intended Form Type)

Dear Ms. Lippmann:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), PFG Fund V, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) withdraw the the above referenced filing on Form 1-A/A, Please note the document was filed using the incorrect Form Type of 1-A/A rather than the intended Form Type 1-A POS as a Post Qualification Amendment. No securities have been sold under the previously filed Form 1-A/A.

We appreciate the SEC’s assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Kevin Kim, Esq., counsel to the Company, at (949) 379-2600.

Sincerely,

/s/ Kevin Amolsch

Kevin Amolsch

President of Pine Financial Group, Inc.,

Manager of PFG Fund V, LLC

Cc:	Securities and Exchange Commission
Jonathan Burr, Howard Efron, and Robert Telewicz

Geraci LLP
Kevin Kim, Esq.